BB 3/6

PROCESSING
SEC MAIL
RECEIVED
MAR 05 2002
143
SECTION
WASH., D.C.

02003472

STATES
IANGE COMMISSION
D.C. 20549

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SEC FILE NUMBER
8-26408

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

LESKO SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

53 CHENANGO STREET, SECOND FLOOR
(No. and Street)

BINGHAMTON	NEW YORK	13901
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DIANE BONCAMPER (607) 724-2421
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

STELLA & GETTY, CPAs
(Name — *if individual, state last, first, middle name*)

3001 EAST MAIN STREET	ENDWELL	NEW YORK	13760
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/18

OATH OR AFFIRMATION

I, CHARLES LESKO, JR., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LESKO SECURITIES, INC., as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

PRESIDENT

Title

Subscribed and sworn to before me this 25th day February 2002



Notary Public

VICKI BEVIN
Notary Public, State of New York
No. 01BE6008181
Qualified in Broome County
My commission expires June 8, 2002

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent auditor's report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LESKO SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY
OF LESKO FINANCIAL SERVICES, INC.)

53 Chenango Street
Second Floor
Binghamton, New York 13901

DECEMBER 31, 2001 AND 2000

A DELAWARE CORPORATION
Organized November 5, 1980

STOCKHOLDERS	SHARES
Lesko Financial Services, Inc.	100
	===

OFFICERS & DIRECTORS

Charles Lesko, Jr. - President & Secretary
Diane Boncamper - Vice-President & Treasurer
Glen Wood - Vice-President
Deborah Wilson - Vice-President

STELLA & GETTY, CPAs

LESKO SECURITIES, INC.

INDEX

STELLA & GETTY, CPAs

3001 East Main Street, Endwell, New York 13760 • (607) 757-0580 • Fax (607) 757-0583

David M. Stella, CPA

February 14, 2002

Stockholders and Board of Directors
Lesko Securities, Inc.

INDEPENDENT AUDITOR'S REPORT

We have audited the Statements of Financial Condition of Lesko Securities, Inc. (A Wholly-owned Subsidiary of Lesko Financial Services, Inc.) as of December 31, 2001 and 2000, and the related Statements of Income, Retained Earnings, Changes in Liabilities Subordinated to Claims of General Creditors, and Cash Flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lesko Securities, Inc. as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in schedules 1, 2 and 3 is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



STELLA & GETTY, CPAs

LESKO SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY)

STATEMENTS OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2001 AND 2000

ASSETS

	2001	2000
CURRENT ASSETS		
Cash	$142,920	$165,257
Receivable From Brokers and Dealers	3,640	17,915
Mutual Fund Concessions Receivable	107,552	107,088
Accounts Receivable - Other	6,656	3,752
Marketable Securities (At Market, Cost $3,847)	3,108	4,341
Deposit with Clearing Broker	80,000	80,000
Prepaid Expenses	5,588	306
TOTAL CURRENT ASSETS	349,464	378,659
PROPERTY		
Equipment	4,723	4,723
Less: Accumulated Depreciation	(3,198)	(1,919)
PROPERTY - NET	1,525	2,804
OTHER ASSETS		
Note Receivable - Parent Corp.	7,002	-0-
Deferred Tax Asset	1,028	2,900
Investment Private Placement Offering (At Cost)	3,300	3,300
TOTAL OTHER ASSETS	11,330	6,200
TOTAL ASSETS	$362,319	$387,663

See Auditor's Report and Accompanying Notes.

LESKO SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY)

STATEMENTS OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2001 AND 2000

LIABILITIES & STOCKHOLDERS' EQUITY

	2001	2000
CURRENT LIABILITIES		
Deposits Held	$ 4,000	$ 5,818
Commissions Payable	71,245	81,149
Due To Parent Corp.	68,506	85,886
Accrued Expenses	2,996	2,626
TOTAL CURRENT LIABILITIES	146,747	175,479
CONTINGENCY		
STOCKHOLDERS' EQUITY		
Common Stock, No Par Value; 1,000 shares authorized, 100 shares issued and outstanding	10,200	10,200
Retained Earnings	205,372	201,984
TOTAL STOCKHOLDERS' EQUITY	215,572	212,184
TOTAL LIABILITIES & EQUITY	$362,319	$387,663

See Auditor's Report and Accompanying Notes.

LESKO SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY)

STATEMENTS OF INCOME AND RETAINED EARNINGS

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

REVENUES	2001	2000
Commissions - Securities	$ 299,132	$ 334,360
Commissions - Other	5,359	8,450
Revenues - Fee Based	28,925	30,369
Revenue from Sale of Investment Company Shares	1,536,213	1,852,674
Interest and Dividends	3,977	6,555
Miscellaneous Income	18	74
Unrealized (Loss) on Securities	(1,232)	(47)
TOTAL REVENUES	1,872,392	2,232,435
EXPENSES		
Voting Stockholder Commissions	325,041	209,633
Registered Representatives' Commissions	681,953	1,070,012
Rents and Services	780,676	878,240
Regulatory Fees	11,262	8,520
Insurance	7,743	4,460
Depreciation	1,279	1,279
Office Expenses	4,710	2,539
Professional Fees	4,500	4,500
Dues and Subscriptions	3,187	10,204
Computer Services	20,678	19,164
Clearing Fees	10,343	4,789
Arbitration Fees	14,507	7,854
TOTAL EXPENSES	1,865,879	2,221,194
INCOME BEFORE PROVISION FOR TAXES	6,513	11,241
PROVISIONS FOR TAXES		
Current	1,253	2,177
Deferred	1,872	-0-
TOTAL TAXES ON INCOME	3,125	2,177
NET INCOME	3,388	9,064
RETAINED EARNINGS, BEGINNING OF YEAR	201,984	192,920
RETAINED EARNINGS, END OF YEAR	$ 205,372	$ 201,984

See Auditor's Report and Accompanying Notes.

LESKO SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY)

STATEMENTS OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

There were no liabilities subordinated to claims of General Creditors for the years ended December 31, 2001 and 2000.

See Auditor's Report and Accompanying Notes.

LESKO SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY)

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$ 3,388	$ 9,064
Adjustments to reconcile Net Income to Net Cash Provided by Operating Activities:		
Depreciation	1,279	1,279
Unrealized Loss on Securities	1,232	47
Decrease(Increase) in Accounts Receivable	10,907	(11,232)
(Increase) in Prepaid Expenses	(5,282)	(306)
Decrease in Other Assets	1,872	-0-
(Decrease) in Deposits Held	(1,818)	(13,182)
(Decrease) Increase in Accounts Payable and Accrued Expenses	(26,913)	8,343
NET CASH (USED IN) OPERATING ACTIVITIES	(15,335)	(5,987)
CASH FLOWS FROM INVESTING ACTIVITIES		
Loan to Related Party	(7,002)	8,629
Purchase of Investments	-0-	(3,300)
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	(7,002)	5,329
NET (DECREASE) IN CASH	(22,337)	(658)
CASH - BEGINNING OF YEAR	165,257	165,915
CASH - END OF YEAR	$142,920	$165,257

See Auditor's Report and Accompanying Notes.

LESKO SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY)

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

	2001	2000
Cash paid during the year for:		
Interest	$ -0-	$ -0-
Income Taxes	$ 1,393	$ 4,201

SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES

None to report.

DISCLOSURE OF ACCOUNTING POLICY

For purposes of the Statement Of Cash Flows, cash consists of cash in bank, cash used for trading activities, and cash invested in money market funds.

See Auditor's Report and Accompanying Notes.

LESKO SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001 AND 2000

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations and Concentrations of Credit Risk

Lesko Securities, Inc. sells investments primarily to customers in the Southern Tier of New York State.

Income Taxes

Income taxes are provided based on the income reported in the financial statements.

Property

Property is depreciated on the straight-line method over the estimated useful life of the related assets.

NOTE 2 COMMITMENTS AND RELATED PARTY TRANSACTIONS

The Company has entered into an agreement with Lesko Financial Services, Inc. (its parent Company), to pay Lesko Financial Services, Inc. ninety percent (90%)to ninety-five percent (95%) of all revenues actually paid to the Company after allowances for commissions due registered representatives and other rents paid. This payment is in lieu of rents and payments for services including, but not limited to, secretarial, clerical, accounting and technical staff; telephone service; mailing facilities and postage costs; printing and supply costs; travel expenses; subscriptions, etc. This agreement may be terminated by either party with thirty (30) days written notice. The total amount of rents and services amounted to $777,676 and $878,240 for the years ended December 31, 2001 and 2000 respectively.

The company paid $3,000 in 2001 to an unrelated party for rental space.

(Continued)

LESKO SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001 AND 2000

NOTE 3 NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001 and 2000, the Company had net capital of $149,108 and $151,702, respectively, which was $99,108 and $101,702, respectively, in excess of its required net capital. The Company's aggregate indebtedness to net capital ratio was 1.5 to 1 in 2001 and 1.7 to 1 in 2000 .

NOTE 4 CONTINGENT LIABILITY

The Company has a liability of $81,672 arising from a wrongful action claim. The Company is seeking payment of such liability from its insurance carrier covering errors and omissions. The outcome is uncertain at this time due to the fact that the Company's insurance carrier has not decided if it will pay the claim. Deductibles and co-insurance charges could also reduce the recovery.

The Company will pay this claim in full during 2002 and seek recovery from its insurance carrier.

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER LESKO SECURITIES, INC. **as of** 12/31/01

COMPUTATION OF NET CAPITAL

Line	Description	Amount	Box	Amount	Box
1.	Total ownership equity from Statement of Financial Condition			$ 215,572	3480
2.	Deduct ownership equity not allowable for Net Capital [19]			( )	3490
3.	Total ownership equity qualified for Net Capital			215,572	3500
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
	B. Other (deductions) or allowable credits (List)				3525
5.	Total capital and allowable subordinated liabilities			$ 215,572	3530
6.	Deductions and/or charges:				
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C) [17]	$ 63,801	3540		
	B. Secured demand note deficiency		3590		
	C. Commodity futures contracts and spot commodities-proprietary capital charges		3600		
	D. Other deductions and/or charges		3610	(63,801)	3620
7.	Other additions and/or allowable credits (List)				3630
8.	Net capital before haircuts on securities positions [20]			$ 151,771	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):				
	A. Contractual securities commitments	$	3660		
	B. Subordinated securities borrowings		3670		
	C. Trading and investment securities:				
	1. Exempted securities [18]		3735		
	2. Debt securities		3733		
	3. Options		3730		
	4. Other securities	2,663	3734		
	D. Undue Concentration		3650		
	E. Other (List)		3736	(2,663)	3740
10.	Net Capital			$ 149,108	3750

OMIT PENNIES

STELLA & GETTY, CPAs

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER LESKO SECURITIES, INC. as of 12/31/01

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	$ 15,228	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ 50,000	3758
13.	Net capital requirement (greater of line 11 or 12)	$ 50,000	3760
14.	Excess net capital (line 10 less 13)	$ 99,108	3770
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	22 $ 126,266	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition			$ 146,747	3790
17.	Add:				
	A. Drafts for immediate credit	21 $	3800		
	B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810		
	C. Other unrecorded amounts (List) Kapogiannatos	$ 81,672	3820	$ 81,672	3830
19.	Total aggregate indebtedness			$ 228,419	3840
20.	Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)			% 153	3850
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)			% N/A	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	3870
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	23 $	3880
24.	Net capital requirement (greater of line 22 or 23)	$	3760
25.	Excess net capital (line 10 less 24)	$	3910
26.	Net capital in excess of: 5% of combined aggregate debit items or $120,000	$	3920

OMIT PENNI

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

LESKO SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY)

COMPUTATION FOR DETERMINATION OF RESERVE

REQUIREMENTS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2001

The following schedules are not required:

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3

An exemption from Rule 15c3-3 is claimed based on sections (K) (2)(A),special account for exclusive benefit of customers. All customer transactions cleared through another broker - dealer on a fully disclosed basis. The clearing firm on December 31, 2001 was Fiserv Securities, Inc.

LESKO SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY)

RECONCILIATION OF THE COMPUTATION OF

NET CAPITAL UNDER RULE 15c3-1

DECEMBER 31, 2001

	Audit Report	Unaudited Part II A Filing
Total Ownership Equity from the Statement of Financial Condition	$215,572	$208,871
Reconciliation:		
Audit adjustment (due to Accrued Income and Expenses) for the year ending December 31, 2001	-0-	6,701
	215,572	215,572
Non-allowable Assets	(63,801)	(56,183)
Adjustments of Non-allowable Assets	-0-	(7,618)
Haircuts on Securities	(2,663)	(2,663)
	$149,108	$149,108
	========	========

See Auditor's Report and Accompanying Notes.

STELLA & GETTY, CPAs

3001 East Main Street, Endwell, New York 13760 • (607) 757-0580 • Fax (607) 757-0583

David M. Stella, CPA

February 14, 2002

Mr. Charles Lesko, Jr., President
Lesko Securities, Inc.

We have audited the financial statements of Lesko Securities, Inc. (A wholly-owned Subsidiary of Lesko Financial Services, Inc.) for the years ended December 31, 2001 and 2000, and have issued our report thereon dated February 14, 2002. As part of our audits, we made a study and evaluation of the Company's system of internal accounting control (which includes the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may never the less occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Lesko Securities, Inc. taken as a whole. However, our study and evaluation disclosed no condition that we believe to be a material weakness.

We understand the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and the National Association of Securities Dealers, Inc. and should not be used for any other purpose.



STELLA & GETTY, CPAs